

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Aaron LoCascio
Chief Executive Officer
Greenlane Holdings, Inc.
1095 Broken Sound Parkway, Suite 300
Boca Raton, Florida 33487

> **Re: Greenlane Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 2, 2021**
> **File No. 333-257654**

Dear Mr. LoCascio:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 filed July 2, 2021

General

1. We note that the Form 8-K filed on July 29, 2020 does not appear to have been timely filed, given that it relates to an event that occurred on June 29, 2020. Accordingly, it does not appear that you meet the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3. Please explain to us why you believe you are eligible to file on Form S-3, or amend your registration statement on an appropriate form.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Richie at 202-551-2365 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services